EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT*

Wind River Systems GmbH, an Austrian corporation.

Wind River International Limited, a Canadian corporation.

Wind River Nova Scotia Company, a Canadian corporation.

Wind River S.A.R.L., a French corporation.

Wind River GmbH, a German corporation.

Wind River S.r.l., an Italian corporation.

Wind River K.K., a Japanese corporation.

Wind River AB, a Swedish corporation.

Wind River UK Limited, a United Kingdom corporation.

Wind River Sales Co., Inc., a California corporation.

Wind River Services, Inc., a Delaware corporation.

Wind River Systems International, Inc., a Delaware corporation.

Integrated Systems ISINC (Israel) Ltd.

Interpeak AB, a Swedish corporation.

Wind River Holdings AB, a Swedish corporation.

WR-Device Software Optimization Holdings Limited, an Irish company.

WR-Device Software Optimization Ireland Limited, an Irish company.

Zinc Software, Incorporated, a Utah corporation.

*	100% owned